EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com
FOR IMMEDIATE RELEASE
AUGUST 25, 2005
LJ INTERNATIONAL NAMED VENDOR OF THE YEAR BY SHOPNBC
Home Shopping Channel Also Designates China-Based Jewelry Firm a “Rising Star”
HONG KONG and LOS ANGELES, August 25, 2005 — LJ International, Inc. (LJI) (Nasdaq: JADE), one of the fastest-growing jewelry companies in the world, today said it has been named “Vendor of the Year” and a “Rising Star” by ShopNBC, the third largest home shopping channel in the U.S. The awards recognize the growing popularity of LJI products with ShopNBC customers.
LJI has been selling its jewelry products through ShopNBC since September 2003. ShopNBC, the flagship media property of ValueVision Media Inc. (NASDAQ: VVTV), is a multi-channel retailer that reaches some 60 million U.S. homes. ValueVision had $649 million in sales in its latest fiscal year, ended January 31, 2005.
“We are pleased that ShopNBC, one of our most valuable retail partners, has recognized us for our contribution to the ShopNBC product mix,” said Betty Ho, LJI Vice President for Corporate Development. “This honor is particularly significant for us, as a supplier and product development partner, to develop a long term relationship”. We look forward to continued growth in this important retail relationship.”
If you would like to be added to LJI’s investor e-mail lists, please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.
About LJ International
LJ International, Inc. (LJI), based in Hong Kong and the U.S., is engaged in designing, branding, marketing and distributing a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the NASDAQ National Market under the symbol JADE.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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